TDC COMPLETES DIVESTMENT OF DAN NET

TODAY TDC HAS DIVESTED DAN NET A/S TO MACH S.A.R.L.

The agreement to divest Dan Net to MACH S.a.r.l was announced on July 22, 2004, and was subject to certain conditions, including approval from competition authorities. All conditions have now been fulfilled, and the transaction has closed today.

Dan Net will be deconsolidated from TDC financial statements with effect from August 1, 2004.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com